Exhibit 99.58

DATE, SIGNATURE AND CERTIFICATE OF QUALIFICATIONS

Daron Abbey

Matrix Solutions Inc. (formerly AquaResource)

31 Beacon Point Court, Breslau, Ontario N0B 1M0

Phone: 519 772 3777

dabbey@matrix-solutions.com

As a coauthor of Sections 12 and 14 in the “Updated Feasibility Study Reserve Estimation of Lithium Carbonate at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” with an effective date of March 29th, 2017, prepared for Lithium Americas Corp. (the “Report”), I, Daron Abbey, do hereby certify that:

1.	I am employed as Principal Hydrogeologist with Matrix Solutions Inc., 31 Beacon Point Court, Breslau, Ontario N0B 1M0, telephone 519 772 3777, email dabbey@matrix-solutions.com.

2.	I have the following academic and professional qualifications and experience:

a. Academic

i.	B.Sc. (Environmental Science), Carleton University, Ottawa, Ontario, 1996

ii.	M.Sc. (Earth Sciences), Simon Fraser University, Burnaby, B.C., 2000

b. Professional

i.	Registered Professional Geoscientist in Ontario (membership #0697)

c. Areas of Specialization Relevant to this Report

i.	Conceptualization of Groundwater flow and transport systems;

ii.	3D Hydrostratigraphic model development

iii.	Dissolved solute distribution mapping;

iv.	19 years of experience in geophysical, hydrogeologic and solute transport studies.

3.	I am a “qualified person” for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects (the “Instrument”).

4.	I visited the Cauchari and Olaroz Salars on June 1-4, 2010.

5.

I am responsible for co-authoring materials under Section 12 Data Verification and Section 14 Mineral Resource Estimate. These sections were originally provided in the July 2012 Report entitled: “Feasibility Study Reserve Estimation and Lithium Carbonate and Potash Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”. The material in this Report reflects my best judgment in light of the information available to me at the time of preparation. It is my understanding that the Sections 12 and 14 have been re-produced in the current report in a manner that is consistent with their original issuance, with some minor re-organization for presentation purposes. Further, Lithium Americas Corp. has represented to me that no substantive and relevant information has been collected since the original issuance in 2012, which should be considered in Sections 12 and 14. My role in the current report is limited to these two previous Sections (Sections 12 and 14). I have not been involved in, nor do I have technical knowledge of, the numerical modeling updates and applications used to update the Reserve Estimate documented in Section 15 of the current report.

6.	I am independent of Lithium Americas Corp. as described in section 1.5 the Instrument.

7.	In addition to the current report, I am also responsible for the preparation of the preliminary hydrogeologic modeling completed to support a previous report “Measured, Indicated and

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Inferred Resource Estimation of Lithium and Potassium at the Cauchari and Oloaroz Salars, Juyjuy Province, Argentina” dated December 6, 2010.

8.	I had no involvement with the Cauchari and Olaroz Salars, prior to preparation of the above-noted Reports.

9.	I have read the Instrument, and Sections 12 and 14 of this Report have been prepared in compliance with the Instrument.

10.

As of the date of this Report, and to the best of my knowledge, information, and belief, the sections of the Report under my responsibility (co-author of Sections 12 and 14) as stated above contain all scientific and technical information that is required to be disclosed to make this Report non- misleading.

Effective Date: March 29, 2017

Date of Signing: May 11, 2017

{SIGNED AND SEALED}

[Daron Abbey]

Signature of Qualified Person	Print name of Qualified Person

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